

Mail Stop 4720

January 19, 2016

Dennis S. Hudson, III
Chief Executive Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994

>    **Re:    Seacoast Banking Corporation of Florida**
>    **Amendment No. 1 to Registration Statement on Form S-4**
>    **Filed January 15, 2016**
>    **File No. 333-208546**

Dear Mr. Hudson:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2016 letter.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger, page 51

1.    We note your disclosure that the merger is conditioned in part upon receipt by Floridian of a tax opinion from Gunster, and the receipt by Seacoast of a tax opinion from Cadwalader, each to the effect that, among other things, the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. We further note that, in their respective tax opinions, Gunster and Cadwalader opine only that the discussion contained in the relevant portion of the prospectus accurately sets forth the material U.S. federal income tax consequences of the transaction. Please revise your disclosure to state clearly that the discussion in the tax consequences section of the prospectus is counsels' opinion or have counsel revise to provide long-form tax opinions.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services